Exhibit 11
Computation of Per Share Earnings

	Three Months Ended
	January 31,
	2007		2006
(in thousands, except per share data)	Basic	Diluted	Basic	Diluted

Net income	$5,395	$5,395	$3,033	$3,033

Weighted average shares outstanding	6,362	6,362	6,242	6,242

Dilutive effect of stock options………………………….	--	56	--	86
	6,362	6,418	6,242	6,328

Earnings per common share	$0.85	$0.84	$0.49	$0.48